SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sierra Metals Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

82639W106
(CUSIP Number)

December 31, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 82639W106	13G/A	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,721,964 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,721,964 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,721,964 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.48%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 82639W106	13G/A	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,721,964 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,721,964 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,721,964 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.48%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 82639W106	13G/A	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,064,883 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,064,883 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,064,883 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.52%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 82639W106	13G/A	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital Fund II (Mexico) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,706,040 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,706,040 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,706,040 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.05%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 82639W106	13G/A	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital GP II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,770,923 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,770,923 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,770,923 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.58%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 82639W106	13G/A	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 674,534 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 674,534 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,534 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.42%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 82639W106	13G/A	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 674,534 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 674,534 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,534 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.42%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 82639W106	13G/A	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS J. Alberto Arias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 85,167,421 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 85,167,421 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,167,421 Common Shares (including 159,394 Common Shares issuable upon vesting of restricted share units)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.42%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 82639W106	13G/A	Page 10 of 13 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Sierra Metals Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 161 Bay Street, Suite 4260, Toronto, Ontario M5J 2S1, Canada.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

	(i)	Arias Resource Capital Fund L.P., a Cayman Islands exempted limited partnership ("Arias Fund"), with respect to the Common Shares (as defined in Item 2(d) below) held by it;
	(ii)	Arias Resource Capital GP Ltd., a Cayman Islands exempted company ("Arias GP"), as the general partner of Arias Fund, with respect to the Common Shares held by Arias Fund;
	(iii)	Arias Resource Capital Fund II L.P., a Cayman Islands exempted limited partnership ("Arias II Fund"), with respect to the Common Shares held by it;
	(iv)	Arias Resource Capital Fund II (Mexico) L.P., an Ontario limited partnership ("Arias II (Mexico) Fund"), with respect to the Common Shares held by it;
	(v)	Arias Resource Capital GP II Ltd., a Cayman Islands exempted company ("Arias II GP"), as the general partner of Arias II Fund and Arias II (Mexico) Fund, with respect to the Common Shares held by Arias II Fund and Arias II (Mexico) Fund;
	(vi)	Arias Resource Capital Management LP, a Delaware limited partnership ("Arias Management" and together with Arias Fund, Arias II Fund and Arias II (Mexico) Fund, the "Arias Entities"), with respect to the Common Shares held by it;
	(vii)	Arias Resource Capital GP LLC, a Delaware limited liability company ("Arias Management GP"), as the general partner of Arias Management, with respect to the Common Shares held by Arias Management; and
	(viii)	J. Alberto Arias ("Mr. Arias"), as the sole director of each of Arias GP and Arias II GP and the sole member of Arias Management GP, with respect to the Common Shares held by the Arias Entities.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

CUSIP No. 82639W106	13G/A	Page 11 of 13 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o Arias Resource Capital Management LP, 201 S. Biscayne Blvd – Suite 730, Miami, FL 33131.

Item 2(c).	CITIZENSHIP:

Arias Fund and Arias II Fund are exempted limited partnerships organized under the laws of the Cayman Islands. Arias II (Mexico) Fund is a limited partnership organized under the laws of Ontario, Canada. Arias GP and Arias II GP are exempted companies organized under the laws of the Cayman Islands. Arias Management is a limited partnership organized under the laws of the State of Delaware. Arias Management GP is a limited liability company organized under the laws of the State of Delaware. Mr. Arias is a citizen of Peru.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares, no par value (the "Common Shares").

Item 2(e).	CUSIP NUMBER:

82639W106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________________

CUSIP No. 82639W106	13G/A	Page 12 of 13 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on 162,300,000 Common Shares outstanding as of November 13, 2019, as reported in the Issuer's Exhibit 99.2 attached to the Issuer's Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 13, 2019, and assumes the vesting of all the restricted stock units reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 82639W106	13G/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2020	/s/ J. Alberto Arias
J. ALBERTO ARIAS, (i) individually, (ii) as Director of: (a) Arias Resource Capital GP Ltd., (x) for itself and (y) as General Partner of Arias Resource Capital Fund L.P., (b) Arias Resource Capital GP II Ltd., (x) for itself and (y) as General Partner of Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P., and (iii) as Sole Member of Arias Resource Capital GP LLC, (x) for itself and (y) as General Partner of Arias Resource Capital Management LP.